030 Putnam New York Tax Exempt Income Fund
5/31/13 Semi Annual

Because of the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72DD1 	Class A	 21,290
        Class B	 226
        Class C	 1,013
        Class M  29

72DD2   Class Y	 388


73A1    Class A	 0.159357
        Class B	 0.131338
        Class C	 0.124588
        Class M	 0.146927

73A2    Class Y	 0.169278


74U1    Class A	 133,829
        Class B	 1,740
        Class C	 8,404
        Class M	 199

74U2    Class Y	 2,412


74V1    Class A	 8.84
        Class B	 8.82
        Class C	 8.84
        Class M	 8.85

74V2    Class Y	 8.84


Item 61 Open end funds only

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.


Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.